     =====================================================================
     As filed with the Securities and Exchange Commission on June 28, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
         --------------------------------------------------------------

                                   FORM 11-K

           /X/  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the year ended December 31, 1999

                                       OR

           / / TRANSITION REPORT PURSUANAT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (NO FEE REQUIRED)

            For the transition period from __________ to __________

                           Commission File No: 1-7615

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               KIRBY 401(k) PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                               Kirby Corporation
                          55 Waugh Drive, Suite 1000
                             Houston, Texas 77007
     ======================================================================

                               KIRBY 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998

                          (With Independent Auditors'
                                Report Thereon)

                               KIRBY 401(k) PLAN

                   Index to Financial Statements and Schedule


                                                                           Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits (Modified Cash Basis) -
     December 31, 1999 and 1998                                             2

Statements of Changes in Net Assets Available for Benefits
      (Modified Cash Basis) - For the years ended
       December 31, 1999 and 1998                                           3

Notes to Financial Statements (Modified Cash Basis)                        4-8

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year
      (Modified Cash Basis) - December 31, 1999                             9


Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

                          Independent Auditors' Report



Plan Administrator
Kirby 401(k) Plan:



We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits (modified cash basis) for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 on the basis of accounting described in note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 23, 2000

                               KIRBY 401(k) PLAN

                Statements of Net Assets Available for Benefits
                             (Modified Cash Basis)

                          December 31, 1999 and 1998

                                                     1999             1998
                                                 -------------   ------------
Investments at fair value                       $  43,449,049     31,339,368

Liabilities - accrued expenses                             57              -
                                                 -------------   ------------
     Net assets available for benefits          $  43,448,992     31,339,368
                                                 =============   ============

See accompanying notes to financial statements.

                               KIRBY 401(k) PLAN

          Statements of Changes in Net Assets Available for Benefits
                             (Modified Cash Basis)

                For the years ended December 31, 1999 and 1998

                                                                  1999              1998
                                                             ------------       ------------
Additions to net assets attributed to:
   Contributions from participants                         $   3,381,712          3,289,061
   Contributions from employers                                1,229,864          1,205,442
   Rollover contributions                                        286,060            187,309
   Interest and dividend income                                1,012,993          1,431,581
   Net unrealized gain in fair value of investments            1,233,524          1,487,760
   Net realized gain from disposition of investments             164,615            326,418
   Other income                                                  907,981            183,689
                                                             ------------       ------------
                 Total additions                               8,216,749          8,111,260
                                                             ------------       ------------
Deductions from net assets attributed to:
   Benefits paid to participants                               4,050,825          4,424,355
   Administration fees                                           120,699            110,376
                                                             ------------       ------------
                 Total deductions                              4,171,524          4,534,731
                                                             ------------       ------------
Transfers to the plan from the Hollywood Marine,
   Inc. 401(k) Plan (note 1)                                   8,064,399                  -
                                                             ------------       ------------
                 Net increase                                 12,109,624          3,576,529

Net assets available for benefits, beginning of year          31,339,368         27,762,839
                                                             ------------       ------------
Net assets available for benefits, end of year             $  43,448,992         31,339,368
                                                             ============       ============

See accompanying notes to financial statements.

                               KIRBY 401 (k) PLAN

                         Notes to Financial Statements
                             (Modified Cash Basis)

                           December 31, 1999 and 1998



(1)     Description of the Plan
        (a)     General
                The Kirby 401(k) Plan (the Plan) is a defined contribution 401(k) plan for the benefit of employees of Kirby Marine Transportation Corporation (the Company), Kirby Corporation (the Parent), and certain subsidiaries. Each employee is eligible to join the Plan as of the first pay period beginning in any quarter following completion of one year of service and the attainment of age 18. Employees covered by collective bargaining agreements, the terms of which do not provide for participation in the Plan, are not eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Further information relating to the Plan's provisions is available in the Summary Plan Description provided to all eligible employees.

        (b)     Plan Merger
                The Hollywood Marine, Inc. (HMI) 401(k) Plan (HMI Plan) was merged into the Plan and all HMI balances were transferred to the Plan effective December 31, 1999. Commencing January 1, 2000, former HMI Plan participants are subject to the same plan provisions as the Kirby 401(k) Plan participants.

        (c)     Plan Amendments
                In December 1999, the Plan was amended to include HMI employees as the HMI Plan was merged into the Plan effective December 31, 1999.

                Effective December 31, 1999, in connection with the merger of the HMI Plan into the Plan, the Plan added the Janus Growth and Income Fund, the Vanguard 500 Index Trust, and the Dreyfus Emerging Leaders Fund Options.

        (d)     Contributions
                The Plan provides for basic employee pretax contributions to the Plan of 3% of covered compensation as defined, and for additional employee pretax contributions to the Plan of up to 14% of covered compensation subject to the provisions of the Internal Revenue Code. The Company contributes matching employer contributions equal to 100% of basic employee pretax contributions. The Company does not match the additional employee pretax contributions.

        (e)     Benefits Payments
                Benefits payments are made in a lump-sum distribution to the participant upon termination of employment (or to the beneficiary in the event of death). However, a participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. Loans are typically repaid over a five-year period and have interest rates ranging from 7% to 10%. Loans outstanding upon termination of a participant are considered deemed distributions if not repaid and are deducted from the participant's account balance prior to distribution. These amounts are taxed to the participant in the year of the participant's termination.
                                                                    (Continued)

                               KIRBY 401 (k) PLAN

                         Notes to Financial Statements
                             (Modified Cash Basis)

                           December 31, 1999 and 1998


        (f)     Vesting
                A participant in the Kirby 401(k) Plan, excluding former HMI Plan participants, has an immediate and fully vested nonforfeitable interest in the portion of the account relating to both participant and employer contributions and may, upon resignation from or discharge by the employer, withdraw their entire account balance.

                Employer contributions made in the prior HMI Plan are subject to a five-year vesting schedule based on the participant's HMI Service date. Forfeitures of non-vested participants are credited to the accounts of former HMI Plan participants based on a formula that considers the total compensation, as defined, of all former HMI Plan participants for that plan year.

                Commencing January 1, 2000, employer contributions to former HMI Plan participants will be subject to the same vesting schedule as Kirby participants.

        (g)     Plan Administration
                The general administration of the Plan is vested in the Vice President of Human Resources of the Company (the Plan Administrator). The Plan Administrator has broad powers regarding the operation and administration of the Plan and receives no compensation for service to the Plan. All administrative expenses, unless paid by the Company at its discretion, are paid by the Plan.

        (h)     Plan Termination
                Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amounts credited to the accounts of participants shall vest immediately and will be distributed to the participants after payment of expenses for distribution and liquidation.

        (i)     Reclassifications
                Certain reclassifications have been made to reflect current presentation of financial information.

        (j)     Use of Estimates
                The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates. However, in the opinion of Plan management, such differences would be immaterial.

                                                                    (Continued)
                                       5

                               KIRBY 401 (k) PLAN

                         Notes to Financial Statements
                             (Modified Cash Basis)

                           December 31, 1999 and 1998


        (k)     Accounting Pronouncement
                In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure requirements for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed by fund is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

 (2)    Summary of Significant Accounting Policies
        (a)     Basis of Presentation
                The accompanying financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles, and is an acceptable method of reporting for the Department of Labor and ERISA. The modified cash basis of accounting utilizes the cash basis of accounting while adjusting debt and equity securities to their corresponding market value for financial reporting purposes.

        (b)     Investment Valuation
                Investments in the common trust fund, mutual funds and Kirby Corporation common stock are stated at fair value based on quoted market prices. Purchases and sales of investments are recorded on a trade date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method. Revalued cost is the fair value of the assets at the beginning of the plan year or historical cost if the investment was acquired during the year. Any unrealized appreciation or depreciation is recognized currently in the statement of changes in net assets available for benefits. Participant loans are stated at cost which approximates their fair value.

(3)     Investments
        Each participant has the right to direct his contributions and the Company's matching contributions between the investment funds offered by the Plan. Descriptions of the Plan's investment fund options are included in the summary plan description provided to all eligible employees.
                                                                    (Continued)

                               KIRBY 401 (k) PLAN

                         Notes to Financial Statements
                             (Modified Cash Basis)

                           December 31, 1999 and 1998


        The following presents investments that represent 5 percent or more of the Plan's net assets. All investments are participant-directed.

                                                                   December 31,
                                                           ------------------------------
                                                               1999             1998
                                                           --------------    ------------
         Fidelity Advisor Growth Opportunities Fund      $   9,579,024         7,979,303
         Janus Balanced Fund                                 7,943,363         5,605,554
         Chase Bank Money Market Fund                        7,036,472         5,465,444
         Franklin Balance Sheet Investment Fund              3,471,291         4,497,545
         Franklin U.S. Government Securities Fund            2,993,232         2,714,307
         Templeton Foreign Fund                              2,827,805         1,805,632
         Participant loans                                   2,916,373         2,325,064
         Janus Growth and Income Fund                        3,154,800                 -
                                                           ==============    ============

        During 1999, the Plan's investments (including realized gains and losses on investments bought and sold, as well as unrealized gains on investments held during the year) appreciated in value by $1,398,139 as follows:


                  Mutual funds           $    1,315,962
                  Common stock                   82,177
                                            --------------

                                         $    1,398,139
                                            ==============

(4)     Related Party Transactions
        Certain plan investment options include shares of Kirby Corporation common stock and mutual funds managed by Chase Bank of Texas. Kirby is the plan sponsor and Chase Bank of Texas is the recordkeeper and trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

        The Plan has participant loans outstanding which are secured solely by a portion of the participant's vested account balance, in accordance with the plan document.

(5)     Federal Income Taxes
        The Plan obtained its latest determination letter on December 30, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1999. The Company intends that the Plan and its related trust continue to so qualify.
                                                                    (Continued)

                               KIRBY 401(k) PLAN

                         Notes to Financial Statements
                             (Modified Cash Basis)

                           December 31, 1999 and 1998


        A participant is not taxed on employer contributions when made; instead, taxation is deferred until the amount credited to the participant's account is distributed or made available to him or, in the event of the participant's death, to a beneficiary or an estate. Amounts distributed or made available to employees or their beneficiaries, in excess of their contributions, are taxable according to the provisions of the Internal Revenue Code.

(6)     Reconciliation of Financial Statements to Form 5500
        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                               December 31,
                                                                 ----------------------------------
                                                                       1999            1998
                                                                 -----------------  ---------------
         Net assets available for benefits per
            the financial statements                           $     43,448,992        31,339,368
         Amounts allocated to withdrawing participants                   69,255            30,025
                                                                 -----------------  ---------------

               Net assets available for benefits per the
                  Form 5500                                    $     43,379,737        31,309,343
                                                                 =================  ===============

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Years ended
                                                                     December 31,
                                                           -------------------------------
                                                             1999                 1998
                                                           --------------  ---------------
          Benefits paid to participants per the
              financial statements                       $    4,050,825        4,424,355
          Add:  Amounts allocated to withdrawing
              participants at December 31
              (current year)                                     69,255           30,025
          Less:  Amounts allocated to withdrawing
              participants at December 31
              (prior year)                                      (30,025)               -
                                                           --------------  ---------------

                   Benefits paid to participants per
                      Form 5500                          $    4,090,055        4,454,380
                                                           ==============  ===============

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                       Schedule

                               KIRBY 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year
                             (Modified Cash Basis)

                               December 31, 1999

Identity of issue,
borrower, lessor or                      Description of                       Current
similar party                                 asset                            value
--------------------      -------------------------------------------     --------------
Common Trust Fund:
  Chase Bank N.A.         Chase Bank Money Market Fund                    $   7,036,472
                                                                          ==============
Mutual Funds:
  Dreyfus                 Dreyfus Emerging Leader Fund                    $   1,708,826
  Fidelity                Fidelity Advisor Growth Opportunities Fund          9,579,024
  Templeton               Templeton Foreign Fund                              2,827,805
  Franklin                Franklin Balance Sheet Investment Fund              3,471,291
  Franklin                Franklin U.S. Government Securities Fund            2,993,232
  Janus                   Janus Balanced Fund                                 7,943,363
  Janus                   Janus Growth and Income Fund                        3,154,800
                                                                          --------------
          Total mutual funds                                              $  31,678,341
                                                                          ==============
Common stock:
  Kirby Corporation       Kirby Corporation common stock                  $   1,817,863
                                                                          ==============

Participant loans - with interest rates ranging from 7% to 10%
          and having maturities of one to five years                      $   2,916,373
                                                                          ==============

Chase Bank N.A. and Kirby Corporation represent parties-in-interest to the Plan.

See accompanying independent auditors report.

                                   SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Kirby Corporation
                                    (Registrant)



                                    /s/ G. STEPHEN HOLCOMB
                                    -----------------------------
                                    G. Stephen Holcomb
                                    Vice President and Controller

June 28, 2000

                                 EXHIBIT INDEX



                  Exhibit 23 -- Independent Auditors' Consent